SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 11-K

ANNUAL REPORT



06040397

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2005

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-1999

Full Title of Plan:

Kentucky Investors, Inc.,
and Affiliated Companies 401(K) Savings Plan and Trust Agreement

Name of issuer of the securities held pursuant to the plan and the address of
its principal office:

Kentucky Investors, Inc., and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky   40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Trustees (or other persons who administer the employee benefit plan) have duly
caused this annual report to be signed on its behalf by the under-signed
hereunto duly authorized.

KENTUCKY INVESTORS, INC., AND AFFILIATED
COMPANIES 401(K) SAVINGS PLAN AND
TRUST AGREEMENT

Date: June 21, 2006   BY:
Harry Lee Waterfield II
Chairman of the Board, President
Kentucky Investors, Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Raymond L. Carr, being the President and Vice President, Chief Financial Officer, respectively, of Kentucky Investors, Inc., hereby certify as of this 21st day of June, 2006, that the Form 11-K for the year ended December 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Kentucky Investors, Inc., and Affiliated Companies 401(k) Savings Plan and Trust Agreement.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Kentucky Investors, Inc. and will be retained by Kentucky Investors, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

KENTUCKY INVESTORS, INC.

DATE: June 21, 2006

BY: Harry Lee Waterfield II
President

DATE: June 21, 2006

BY: Raymond L. Carr
Vice President - Chief Financial Officer

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-46722-01) pertaining to the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan of our report dated April 25, 2006, with respect to the financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Cincinnati, Ohio
June 16, 2006

FINANCIAL STATEMENTS

Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan
For Each of the Three Years in the Period Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan

Audited Financial Statements

For Each of the Three Years in the Period Ended December 31, 2005

Contents

■ Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

■ Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kentucky Investors, Inc.

We have audited the accompanying statements of net assets available for benefits of Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan ("the Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Cincinnati, Ohio
April 25, 2006

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Net Assets Available for Benefits

| | December 31 | |
	2005	2004
Assets		
Investment in securities of Sponsoring		
Companies–at fair value:		
Kentucky Investors, Inc. common stock - 276,052		
and 263,327 shares - cost $4,781,623 and		
$4,464,855 for 2005 and 2004, respectively	$ 6,487,216	$ 6,122,353
Investment - Vanguard 500 Index Fund - cost $31,090 and $12,498		
for 2004 and 2005, respectively	32,961	13,510
Accounts receivable	46	-
Accrued investment income	81	77
Net Assets Available for Benefits	**$ 6,520,304**	**$ 6,135,940**

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31 | | |
	2005	2004	2003
Dividend and interest income	$ 102,611	$ 109,513	$ 114,697
Contributions:			
Participating employers	203,786	210,695	246,590
Participants	221,786	223,193	246,590
	425,572	433,888	493,180
Distributions to participants	(196,419)	(1,338,988)	(757,141)
	331,764	(795,587)	(149,264)
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments	52,600	(861,053)	960,581
Net increase (decrease) in assets available for benefits	384,364	(1,656,640)	811,317
Net assets available for benefits at beginning of year	6,135,940	7,792,580	6,981,263
Net assets available for benefits at end of year	$ 6,520,304	$ 6,135,940	$ 7,792,580

See accompanying notes.

3

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value based upon quoted bid prices on the last business day of the Plan year. Stock distributions are recorded on an average cost basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan that was established as an incentive to eligible employees of Kentucky Investors, Inc. (Kentucky Investors), Investors Heritage Life Insurance Company (Investors Heritage) and Investors Heritage Printing, Inc. (collectively, the Sponsoring Companies).

Participants have the option of investing contributions in either Kentucky Investors common stock or select mutual funds. A participant can change the election of future contributions semiannually.

All employees completing 1,000 or more hours of service within the year are eligible to participate. Employees who meet the eligibility requirements and elect to participate are entitled to make voluntary contributions, subject to federal regulations. The Sponsoring Companies will then contribute an amount equal to the employee contributions, up to 10 percent of the employee's eligible compensation, if the selected investment option is Kentucky Investors stock. If the selected investment option consists of mutual funds, the Sponsoring Companies will contribute an amount equal to 10 percent of the employee contributions, up to 10 percent of the employee's eligible compensation. At their discretion, the Sponsoring Companies may contribute an amount greater than the employee contributions, subject to certain limitations.

2. Description of the Plan (continued)

The Plan is administered by a committee appointed by the Board of Directors of Kentucky Investors and the Plan trustee is Farmers Bank and Capital Trust Company of Frankfort, Kentucky. Purchases of investments by the trustee for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Kentucky Investors or Investors Heritage.

Each participant's account is credited with the participant's contributions and an allocation of (a) employer contributions and (b) Plan earnings. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts shall first be applied to the restoration of forfeitures and then shall be used to reduce future employer contributions at the discretion of the Sponsoring Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the company also will be fully vested. On termination of service for death, disability or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly or annual installments equal to the vested value of his or her account in the form of the investments allocated to their account. Prior to selling, or otherwise disposing of any Kentucky Investors common stock held within the Plan, a former participant must first offer to sell it to the Sponsoring Companies at fair market value.

When an employee withdraws from the Plan, the nonvested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

Although it has expressed no intention to do so, the Board of Directors of Kentucky Investors is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the sponsoring companies may, at any time, terminate the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100 percent vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description*.

3. Investment Options

The Plan provides for separate investment programs with separate funds. As of December 31, 2005 and 2004, assets of the Plan were held in Kentucky Investors, Inc. Common Stock and the Vanguard 500 Index Fund. Participants have the option of receiving payment of the Kentucky Investors Common Stock dividend or having the dividends reinvested in the Plan.

The Plan's investments (including investments bought, sold, and held during the year) changed in fair value as follows:

| | Year Ended December 31 | | |
	2005	2004	2003
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments:			
Common stock	$ 51,592	$ (861,916)	$ 960,581
Mutual fund	1,008	863	—
	$ 52,600	$ (861,053)	$ 960,581

The Plan's investments in common stock of Kentucky Investors, Inc. represented more than 5% of the Plan's net assets at December 31, 2005 and 2004.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

5. Transactions with Related Parties

The Plan has investments in common stock of Kentucky Investors, Inc.

Administrative expenses for the Plan have been paid by the Sponsoring Companies. The Plan is not charged for administrative services performed on its behalf by the participating employers.

6. Contributions

Contributions made by the Sponsoring Companies and their participating employees during the years ended December 31, 2005, 2004 and 2003, were as follows:

	Investors Heritage		Investors Heritage Printing, Inc.		Total	
Year ended December 31, 2005 Contributions:						
Participating employers	$	189,330	$	14,456	$	203,786
Participants		207,330		14,456		221,786
Year ended December 31, 2004 Contributions:						
Participating employers	$	196,789	$	13,906	$	210,695
Participants		209,287		13,906		223,193
Year ended December 31, 2003 Contributions:						
Participating employers	$	233,149	$	13,441	$	246,590
Participants		233,149		13,441		246,590

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of financial condition.